

April 27, 2011

<u>Via E-mail</u>
Georgi Parrik, President
Antaga International Corp.
4405 Powell Avenue
Montreal, QC Canada H4P 1E5

   RE: **Antaga International Corp.**
       Amendment No. 1 to Form S-1
       Filed April 1, 2011
       File No. 333-170091

Dear Mr. Parrik:

We have reviewed your revised registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

1. Please expand your opening paragraph, and the "Description of Business" section, to make clear that your statement "[W]e will be able to continue operations for the next twelve months with currently available resources…" includes the agreement by the company president George Parrik to advance a minimum of $20,000 to the company during the next 12 months.

Risk Factors, page 6

2. We note that the company plans to conduct all of its business on-line and mail the products directly from Canada. To the extent that shipping costs and/or delivery times may be higher or longer than their competitors' because of the distance involved, please add a risk factor to address the potential negative effect on sales.

3. Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors "Because management has no experience in the

nutritional supplements distribution business …" and "Because our directors owns 51.2% of our issued and outstanding common stock …" more prominently in the risk factor section.

Description of Business

General, page 14

4. Please provide the company's website address.

Types of our nutritional supplements, page 15

5. We note your response to comment 16. We also note that you have retained the assertions relating to the supplements you intend to distribute. As previously requested, revise to provide the basis for the noted statements or delete the statements.

Raw Materials for Nutritional Supplements, page 16

6. Please identify the main raw materials used in producing the nutritional supplements.

7. We note the statement that the raw materials used in making the supplement products are purchased worldwide. Please clarify whether MVP Biotech is dependent upon any major manufacturer for raw materials.

8. It is not understood why your penultimate sentence refers to the US food and Drug Administration with respect to Good Manufacturing Practices ("GMP"), when we further note under the section "Our Supplier" that GMP "are guidelines set by the government of Canada…" Please explain or delete the reference.

Agreement with our supplier, page 16

9. As previously requested in comment 20 from our November 18, 2010 letter, please file a written description of the contract you have entered with MVP Biotech. See Item 601(b)(10) of Regulation S-K.

Our Supplier, page 16

10. We note that your initial orders will range from 100-200 units. Please indicate the range of the discount applicable to orders in the 100-200 unit range.

Target Market, page 17

11. The references to Datamonitor are noted. Please provide the source for the information provided by Datamonitor.

12. Please expand the last paragraph to explain who is going to provide the counseling to

consumers in connection with the online orders and the other orders.

Marketing, page 17

13. The company's plans to market its products are noted. Please provide an estimate of the costs to advertise using the internet sites of facebook and twitter, as well as radio, billboards, and newspaper.

Competition, page 17

14. Please expand your discussion to briefly explain how your competitors "vary by product line, customer classification and geographic market." Provide examples.

15. We note the methods by which the company plans to take a small market share in Canada. Please explain how your methods differ from the ones MVP Biotech may utilize already.

Compliance with Government Regulation, page 18

16. We note your response to comments 26, 27 and 28. In your next amendment address the noted comments and update this discussion with respect to the requirements and approvals that are necessary in Europe. Fully discuss the requirements and approvals necessary to import and distribute your products in Europe.

17. Disclose any costs associated with the government regulations in Canada and Europe.

Offices, page 18

18. We note under "Distribution" that the company will maintain "a mini distribution center at the company office…" Please add disclosure in this section to reflect these plans as well as to address the suitability and adequacy of the facilities for this purpose.

Plan of Operations, page 20

19. Clarify in this section that you will only be marketing your products in Scandinavian Europe.

20. We note that you indicate that it will cost $500 to become more familiar with government regulations and that you will be compliant with any government regulations within 4 months at a additional cost of $1000. We do not understand you disclosure in this milestone. How have you determined the cost and time frame to comply with governmental approval when it appears you do not know the regulations and processes required to be completed? Please advise us of the basis for your estimated costs and time frames regarding governmental regulations.

21. Please revise your disclosure to correct the total cost of the additional advertising to $7,000.

22. As previously requested, please disclose whether the company has any external sources of liquidity.

Biographical Operations, page 21

23. As previously requested in comment 43 of our November 18, 2010 letter, please disclose in this section the size of Punchline Quebec, Inc and indicate whether Punchline Quebec, Inc. has had revenues and successful operations to date.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, staff accountant at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551- 3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director